

06018053

File No. 82-34943

RECEIVED
2006 NOV -2 P 12: 51
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

csi wireless™

Toronto Stock Exchange Symbol: CSY

www.csi-wireless.com

SUPPL

CSI Wireless Appoints CEO

Calgary, Alberta – September 8, 2006 - (TSX:CSY): CSI Wireless Inc., a designer and manufacturer of advanced GPS products, today announced the appointment of Mr. Steven L. Koles as the Company's President & Chief Executive Officer, effective immediately. Mr. Koles has been appointed to lead the Company following its transition into a purely GPS focused business where it is a leader in its markets with significant competitive advantages and intellectual property.

As an accomplished senior executive, Mr. Koles brings to CSI significant experience as a leader, strategist, marketer, technologist, business developer and general manager. Mr. Koles was most recently Vice President and General Manager at AOL Canada Inc. where he led the Internet Services Business in Canada including the AOL, Netscape, and Compuserve portfolios. Prior to AOL Canada, Steven has also held executive management positions at R4 Management Group, Windypoint Capital, Group Telecom, and TELUS Corporation.

In addition, Steven Koles has served on boards and in advisory capacities with such organizations as Route1 Inc., the Canadian Association of Internet Providers, and WURCnet/Netera Alliance. He is a graduate from the Faculty of Management at the University of Alberta, and the Executive Management Program at the University of Western Ontario's Richard Ivey School of Business.

"Steven brings CSI strong leadership skills, broad functional experience, and a reputation for exceeding expectations," stated Michael Lang, Chairman of CSI Wireless. "I believe that his experience and strengths are what is needed to continue the re-focusing of the Company on its strength in GPS. We are pleased that he has accepted this appointment and look forward to welcoming him to the CSI team."

"I am very excited about the technical strength and great people at CSI, as well as the growth potential of this industry," stated Mr. Koles. "I am eager to begin working with the team to competitively pursue the opportunities in front of us."

With Mr. Koles' appointment, Michael Lang relinquishes the position of interim-CEO and remains Chairman of the Company. Similarly, Cameron Olson, relinquishes his title of interim-President and remains the Company's Chief Financial Officer.

About CSI Wireless

CSI Wireless designs and manufactures innovative, cost-effective GPS products for applications in agriculture, marine and other markets. CSI is a leader in several high-growth markets. The Company owns leading brand names, numerous patents, and other intellectual property and has licensed its technology to manufacturers of chipsets and GPS receivers. The Company's head office is in Calgary, Alberta, and it has major product development and sales and marketing facilities in Arizona, Kansas and Texas. For more information about CSI, go to www.csi-wireless.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond CSI Wireless's control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. CSI Wireless's actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceed, that CSI Wireless will derive therefrom.

PROCESSED
NOV 07 2006
THOMSON
FINANCIAL

For more information, please contact:

Cameron Olson
Chief Financial Officer
CSI Wireless Inc.
403-259-3311
colson@csi-wireless.com

Cory Pala
Investor Relations
Evestor Communications Inc.
416-657-2400
cpala@evestor.com